PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-09	TSX Venture: PMV
June 8, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,800,221

NEW CEO ANNOUNCED

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], announces that Mr. Douglas R. MacQuarrie, formerly the Vice President of Exploration for the Company, has today been appointed as a Director and CEO, replacing Mr. Laurie Sadler who has resigned effective immediately. The Company thanks Mr. Sadler for his contributions.

Mr. MacQuarrie, is a founding Director and shareholder in Goknet Mining Company Ltd. of Accra, Ghana, and was primarily responsible for the acquisition of the various concessions which make up the Company's Ashanti II Gold Project.

He has a combined honours B.Sc. degree in Geology and Geophysics from the University of British Columbia, and has been active in the mineral exploration industry since 1970 and in gold exploration in West Africa since 1993. In 1994 he was instrumental in arranging the first major airborne geophysical survey of southwestern Ghana and in 2000, a semi-finalist in the Goldcorp, Red Lake exploration Challenge.

The Ashanti II Gold Project covers an area of 400 square kilometres situated along the axis of the Asankrangwa Gold Belt, ten kilometres southwest of the Obotan Mine. Drilling has confirmed the presence of both open cut grade (>1.5 g/t Au) and underground grade (>8 g/t Au) gold mineralization over significant widths and in widely spaced targets located along the 40 kilometre length of the concessions. Further drilling to test recently outlined 3DIP anomalies is expected to commence by the end of June.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or          Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089           Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.